Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151632

SUPERFUND GOLD, L.P. – SERIES A-1, A-2 AND SERIES B-1, B-2 SUPPLEMENT
DATED JULY 16, 2012 TO PROSPECTUS DATED MAY 11, 2012

JUNE 2012 PERFORMANCE UPDATE

	June 2012	Year to Date	Total NAV 06/30/2012	NAV per Unit 06/30/2012

Series A-1	-7.91%	2.36%	$13,208,533	$1,531.42
Series A-2	-7.76%	3.38%	$3,371,479	$1,680.65
Series B-1	-12.93%	0.60%	$5,243,725	$1,249.01
Series B-2	-12.79%	1.60%	$4,020,565	$1,321.78

          * All performance is reported net of fees and expenses

Fund results for June 2012:

          The Fund’s trading strategies yielded disappointing results in June as market sensitivity to European debt crisis news led to choppy market conditions. Investor focus remained on troubled European economies, with eyes turned to faltering Spain. Moody’s downgrade of Spanish sovereign debt was followed by rating reductions for numerous Spanish lenders. Depressed European indices reacted positively to EU summit agreements to reduce funding costs for Spain and Italy. U.S. stocks rallied in anticipation of QE3 but were disappointed as the U.S. Federal Reserve (the “Fed”) offered only an extension of the Operation Twist program. Commodity demand remains weak as supplies build in base metals and energies. U.S. crude inventories are at their highest since 1990 as growth in consumption is met with greater gains in production. The Fund’s short-term trading strategies also underperformed.

          The Fund’s allocation to equities underperformed in June due to volatile and directionless trading as European economic conditions weighed on global markets. Uncertainty over Greek elections eased as pro-EU moderates prevailed while business confidence in Germany hit a two-year low. European equities rose at the end of the month, as EU summit leaders eased repayment terms for Spanish banks. In the U.S., the Dow rose 3.4% but gains were tempered by poor unemployment and weak consumer confidence. China reacted to slowing growth by cutting its key interest rate. The Australian SPI fell 0.4% despite surprise gains in GDP and employment, while the Japanese Nikkei climbed 5.6% on expectations for further stimulus.

          The Fund’s bond portfolio experienced losses in June as the recent rally stagnated due to a lack of substantial central bank stimulus. Investors hoping for new asset purchases from the Fed were disappointed as they chose only to expand their Operation Twist program by $267 billion. Europe’s bond rally also retreated as area-wide interest rates climbed in response to the increasingly insolvent Spanish banking sector. While bond rallies in the U.S. and Europe cooled, Japanese 10-year bond futures continued higher with yields reaching 0.79%, the lowest since 2003.

          The Fund’s allocation to currencies produced negative results in June as the U.S. dollar declined versus major currencies. The euro (+2.4%) finished in positive territory while remaining under pressure due to the unresolved debt crisis. Spanish bank insolvency and unsustainable sovereign debt had sent the euro to 23-month low before regaining ground. The Swiss franc (+2.5%) gained against the dollar while holding steady against the euro. The British pound (+1.7%) rose versus the dollar after last month’s sharp decline while also gaining favor versus the euro.

          The Fund’s grain allocations generated moderate losses in June as hot and dry conditions in the U.S. threatened to damage the largest projected corn crop since 1937. December corn surged 21.6% as the market digested rapidly deteriorating crop conditions. Soybeans (+12.4%) trailed corn higher, tempered by hopes that the later developing crop still has time to recover.

          The Fund’s positions in the metals sector generated moderately negative results in June as gains in short base metal positions were offset by losses in range-bound Comex gold (-0.4%). Demand for base metals has suffered as Chinese growth has slowed and the broader world economy has failed to show significant signs of recovery. After spending nearly the entire month in negative territory, however, base metals took part in a global rally spurred by European leaders’ agreement on short-term measures to assist Spanish banks.

          The Fund’s allocation to the energy sector produced gains in June as weak demand and ample supplies pushed prices lower. Global economic weakness continues to be the key driver of prices near-term as slowing global growth has hurt overall energy demand. Crude oil touched an eight-month low of $77.28/bbl with supplies reaching 22-year highs. Gasoline (-3.5%) fell as U.S. supplies rose more than expected and demand remains soft. Heating oil (-0.4%) also suffered from a rise in inventories and warm temperatures.

          The Fund’s perpetual long gold position posted disappointing results in June as conflicting market influences produced trendless trading. The supportive effects of central bank reserve purchases, a weaker dollar and lackluster U.S. economic data were counteracted by the lack of new stimulus from the Fed and reduced demand out of India, the world’s top consumer.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Selling Agent

          Effective June 1, 2012, Superfund USA, LLC was appointed the exclusive selling agent of the Fund to consult with and advise the Fund, and, on its best efforts basis, to assist the Fund with the solicitations of subscriptions for the Units in connection with the Fund’s offering of the Units. Prior to the appointment, Superfund USA, Inc. (now known as Superfund USA Holdings, Inc.), served as the exclusive selling agent of the Fund. Superfund USA, LLC is a wholly owned subsidiary of Superfund USA Holdings, Inc. Superfund USA, LLC is located at 850 West Jackson Boulevard, Suite 600, Chicago, Illinois 60607.

Introducing Broker

          Effective June 1, 2012, Superfund Asset Management, LLC began serving as an introducing broker for the Fund. Superfund Asset Management, LLC replaces Superfund Asset Management, Inc., which served as introducing broker for the Fund from its inception. Superfund Asset Management, LLC is a wholly owned subsidiary of Superfund USA Holdings, Inc.

Sale of MF Global Claims

          On October 31, 2011, MF Global, Inc. (“MF Global”), one of the Fund’s clearing brokers at the time, reported to the Securities and Exchange Commission (“SEC”) and the Commodity Futures Trading Commission (“CFTC”) possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by the Securities Investor Protection Corporation (“SIPC”) would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

          The Fund held assets on deposit in accounts at MF Global as of October 31, 2011, the date that the liquidation proceedings commenced. After consideration of the Fund’s exposure to MF Global, and based upon available information, the General Partner caused the Fund to take a reserve, and thereby reduced the Fund’s net asset value equal to 22% of the value of the Fund’s assets frozen at MF Global, or approximately $189,000.

          Since the Fund’s initial 22% reserve was taken, an active market has developed for MF Global claims similar to the Fund’s. As a result, the General Partner recently received bids from third parties for the purchase of the Fund’s MF Global claims. Following this process, the General Partner determined it was in the best interests of the Fund to sell its MF Global claims, and the Fund closed on the sale in the amount of $647,942 on June 11, 2012. Although the sale did not formally close until June 11, 2012, following discussions with the Fund’s auditors the General Partner determined that generally accepted accounting principles required the sale to be recognized in May 2012. Because the sale price was slightly less than the amount of the Fund’s assets on deposit at MF Global as reduced by the 22% reserve taken as of October 31, 2011, each Series recognized a small additional reduction in value as of May 31, 2012 due to the sale. The net asset value of the Series A-1 Units was reduced by approximately 0.05% (or approximately $0.86 per Unit); the net asset value of the Series A-2 Units was reduced by approximately 0.05% (or approximately $0.94 per Unit); the net asset value of the Series B-1 Units was reduced by approximately 0.07% (or approximately $1.06 per Unit); and the net asset value of the Series B-2 Units was reduced by approximately 0.07% (or approximately $1.12 per Unit). Following this sale, the Fund no longer has any exposure to MF Global.

SUPERFUND GOLD, L.P. – SERIES A-1
JUNE 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended June 30, 2012)

STATEMENT OF INCOME
JUNE 2012

Investment income, interest	$(430)

Expenses
Management fee	24,870
Ongoing offering expenses	—
Operating expenses	8,290
Selling commissions	22,106
Other expenses	40
Incentive fee	—
Brokerage commissions	34,183
Total expenses	89,488

Net investment gain (loss)	(89,918)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(173,488)
Net change in unrealized appreciation (depreciation)on futures and forward contracts	(871,518)

Net gain(loss) on investments	(1,045,007)

Net increase (decrease) in net assets from operations	$(1,134,925)

STATEMENT OF CHANGES IN NET ASSET VALUE
JUNE 2012

Net assets, beginning of period	$14,368,027

Net increase (decrease) in net assets from operations	(1,134,925)

Capital share transactions
Issuance of shares	160,000
Redemption of shares	(184,568)

Net increase(decrease) in net assets from capital share transactions	(24,568)

Net increase(decrease) in net assets	(1,159,493)

Net assets, end of period	$13,208,533

NAV Per Unit, end of period	$1,531.42

SUPERFUND GOLD, L.P. – SERIES A-2
JUNE 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended June 30, 2012)

STATEMENT OF INCOME
JUNE 2012

Investment income, interest	$(110)

Expenses
Management fee	6,337
Ongoing offering expenses	—
Operating expenses	2,112
Other expenses	10
Incentive fee	—
Brokerage commissions	8,711
Total expenses	17,170

Net investment gain (loss)	(17,280)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(44,209)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(222,083)

Net gain(loss) on investments	(266,292)

Net increase (decrease) in net assets from operations	$(283,572)

STATEMENT OF CHANGES IN NET ASSET VALUE
JUNE 2012

Net assets, beginning of period	$3,689,184

Net increase (decrease) in net assets from operations	(283,572)

Capital share transactions
Issuance of shares	0
Redemption of shares	(34,133)

Net increase(decrease) in net assets from capital share transactions	(34,133)

Net increase(decrease) in net assets	(317,705)

Net assets, end of period	$3,371,478

NAV Per Unit, end of period	$1,680.65

SUPERFUND GOLD, L.P. – SERIES B-1
JUNE 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended June 30, 2012)

STATEMENT OF INCOME
JUNE 2012

Investment income, interest	$(62)

Expenses
Management fee	9,873
Ongoing offering expenses	—
Operating expenses	3,291
Selling commissions	8,776
Other expenses	274
Incentive fee	—
Brokerage commissions	21,648
Total expenses	43,862

Net investment gain(loss)	(43,925)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(186,594)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(548,473)

Net gain(loss) on investments	(735,067)

Net increase (decrease) in net assets from operations	$(778,992)

STATEMENT OF CHANGE IN NET ASSET VALUE
JUNE 2012

Net assets, beginning of period	$6,219,470

Net increase (decrease) in net assets from operations	(778,992)

Capital share transactions
Issuance of shares	9,250
Redemption of shares	(206,005)

Net increase (decrease) in net assets from capital share transactions	(196,755)

Net increase(decrease) in net assets	(975,746)

Net assets, end of period	$5,243,724

NAV Per Unit, end of period	$1,249.01

SUPERFUND GOLD, L.P. – SERIES B-2
JUNE 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended June 30, 2012)

STATEMENT OF INCOME
JUNE 2012

Investment income, interest	$(48)

Expenses
Management fee	7,557
Ongoing offering expenses	—
Operating expenses	2,519
Other expenses	210
Incentive fee	—
Brokerage commissions	16,571
Total expenses	26,857

Net investment gain(loss)	(26,905)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(142,829)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(419,833)

Net gain(loss) on investments	(562,662)

Net increase (decrease) in net assets from operations	$(589,567)

STATEMENT OF CHANGE IN NET ASSET VALUE
JUNE 2012

Net assets, beginning of period	$4,610,132

Net increase (decrease) in net assets from operations	(589,567)

Capital share transactions

Issuance of shares	0

Redemption of shares	0

Net increase (decrease) in net assets from capital share transactions	0

Net increase(decrease) in net assets	(589,567)

Net assets, end of period	$4,020,565

NAV Per Unit, end of period	$1,321.78

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Gold, L.P.